SCHEDULE 14C INFORMATION
Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

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[ ] Preliminary Information Statement
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STARSOFT, INC.

(Name of Registrant as Specified In Its Charter)

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STARSOFT, INC.
3665 Ruffian Road, Suite 225
San Diego, California 92123
(778) 889-8014

NOTICE OF ACTION TAKEN WITHOUT A STOCKHOLDER MEETING

March 7, 2005

To the Stockholders of Starsoft, Inc.:

The attached Information Statement is being delivered by Starsoft, Inc. ("Corporation") in connection with the approval by the holders of a majority of our voting stock of an amendment to the Corporation's articles of incorporation, specifically to change the Corporation's name from "Starsoft, Inc." to "Hendrx Corp." and to decrease the number of our authorized common shares from 1,500,000,000 to 350,000,000 without any change in the par value of $0.001. This Information Statement is first being mailed to stockholders on or about March 7, 2005. We anticipate that the amendment to our articles of incorporation will become effective on or after March 28, 2005.

On January 14, 2005, the Corporation's board of directors approved a resolution authorizing the filing of an amendment to our articles of incorporation with the Nevada Secretary of State which called for shareholder action to ratify the resolution. On February 18, 2005, the holders of a majority of the outstanding shares of the Corporation's common stock entitled to vote thereon executed a written consent in accordance with the provisions set forth in the Nevada Revised Statutes Chapter 7 Section 78.320(2) and Article II, Section 10 of the Corporation's bylaws to approve and adopt certain amendments to its articles of incorporation.

This letter and the accompanying Information Statement are being distributed to you, our stockholders, in accordance with the requirements of the Nevada Revised Statutes Chapter 7 Section 78.370(1) and Section 14(c) of the Securities Exchange Act of 1934, as amended. The Information Statement describes the changes to the Corporation's articles of incorporation.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Thank you for your continued interest in and support of Starsoft, Inc.

By Order of the Board of Directors

/s/ Anthony Lee
Anthony Lee
Chief Executive Officer

STARSOFT, INC.
3665 Ruffian Road, Suite 225
San Diego, California 92123
(778) 889-8014

INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This Information Statement is being mailed on or about March 7, 2005 to all stockholders of record of Starsoft, Inc., a Nevada corporation ("Corporation"), as of the close of business on February 18, 2005 in connection with the adoption of certain amendments to the Corporation's articles of incorporation by written consent of the holders of a majority of the outstanding shares of common stock. We anticipate that the amendments will become effective on or after March 28, 2005. A copy of the amendments to our articles of incorporation is attached to this document as Exhibit A.

On January14, 2005, the Corporation's board of directors adopted resolutions proposing and declaring advisable certain amendments to our articles of incorporation. Specifically, the board of directors proposed that the Corporation's articles of incorporation be amended to permit a change in the Corporation's name from "Starsoft, Inc." to "Hendrx Corp." and to permit a decrease in the number of our authorized common shares from 1,500,000,000 to 350,000,000 without any change in the par value of $0.001.

On February 18, 2005 the amendments were adopted by the written consent of holders of a majority of the issued and outstanding shares of the Corporation's common stock entitled to vote thereon in accordance with the provisions set forth in the Nevada Revised Statutes Chapter 7 78.320(2) and Article II, Section 10 of the Corporation's bylaws. Our board of directors decided to obtain the written consent of the holders of a majority of the outstanding common stock entitled to vote on the amendments in order to eliminate the cost and delay involved in holding a special meeting of the Corporation's stockholders and in order to amend our articles of incorporation in a timely manner.

The record date for purposes of determining the stockholders entitled to vote and to whom this Information Statement is to be sent is February 18, 2005. As of the record date, we had 33,934,400 shares of common stock issued and outstanding and entitled to vote on the amendments, with each share of common stock entitled to one vote. The holders of 17,850,000 shares of the issued and outstanding common stock, representing approximately 52.6% of the votes entitled to be cast with regard to the amendments, approved the amendments by written consent.

Pursuant to regulations promulgated under the Securities Exchange Act of 1934, as amended, the amendments may not be effected until at least 20 calendar days after this Information Statement is sent or given to the Corporation's stockholders. We anticipate that the amendment will become effective on or after March 28, 2005 upon filing with the Nevada Secretary of State.

There will not be a meeting of stockholders to approve these amendments and none is required under the Nevada Revised Statutes because these actions have been approved by the written consent of the holders of a majority of the outstanding shares of the Corporation's voting common stock. Under the Nevada Revised Statutes Chapter 7 Section 78.370(1) and Section 14(c) of the Securities Exchange Act of 1934, as amended, we are required to provide prompt notice of the taking of corporate action without a meeting to our stockholders of record who have not consented in writing to this action. This Information Statement is intended to provide you with the required notice.

**AMENDMENT TO THE ARTICLES OF INCORPORATION
TO EFFECT A NAME CHANGE TO HENDRX CORP.**

The Corporation's board of directors and the stockholders holding a majority of the voting power of its common stock have approved the change of our corporate name from "Starsoft, Inc." to "Hendrx Corp." by means of an amendment to the Corporation's articles of incorporation. The corporate name change will become effective upon the filing of an amendment to the Corporation's articles of incorporation with the Nevada Secretary of State, which is expected to occur as soon as is reasonably practicable on or after the twentieth (20th) day following the mailing of this Information Statement to our stockholders.

REASONS FOR NAME CHANGE

The stockholders holding a majority of the voting power of the Corporation believe that changing our corporate name is in the best interests of the Corporation and our stockholders to better reflect our new business. The Corporation recently acquired Eastway Global Investment Limited ("Eastway") and its wholly owned subsidiary Yuxin Equipment Co., Ltd. ("Yuxin") from Eastway's sole shareholder Hendrik Tjandra. Yuxin is a China based manufacturer of commercial and residential products that extract drinking water from the air through a process known as Atmospheric Water Generation ("AWG").

AWG units produce between 5-12 gallons of drinking water per-day, offering a safe, secure and potable source of drinking water. The water produced by AWG units meets or surpasses the highest international standards for water quality at a competitive price in relation to other alternative drinking water systems. Yuxin also manufactures large, industrial water generators capable of producing between 75 to 5,000 gallons of drinking water per-day for military, industrial, commercial, humanitarian and disaster relief applications.

Since Mr. Hendrik was instrumental in the development of the technologies associated with AWG, changing the Corporation's name to "Hendrx Corp." reflects the significant relationship between Mr. Hendrik, our chairman of the board of directors, AWG technologies and the Corporation.

The voting and other rights that accompany the Corporation's securities will not be affected by the change in our corporate name. However, both our ticker symbol, which is "STSF," and our CUSIP number will change as a result of the Corporation's name change. Stockholders may, but need not, exchange their certificates to reflect the change in corporate name and CUSIP number. Your existing certificate or certificates will continue to represent shares of the Corporation's common stock as if its name had not changed. The Corporation's transfer agent will issue stock certificates with its new name as stock certificates are sent in upon transfers of shares by our existing stockholders. Until you sell or otherwise transfer your shares of common stock, there is no need to send our transfer agent or us your existing stock certificates.

IMPLEMENTATION OF THE CHANGE IN THE CORPORATION'S NAME

The change in the Corporation's name will be implemented by effecting an amendment to the Corporation's articles of incorporation, dated April 27, 1998 replacing the current First Article with a new First Article as follows:

"FIRST.   The name of the corporation is:

                    Hendrx Corp."

The change in the Corporation's name will become effective on or after March 28, 2005 subsequent to the filing of an amendment to the Corporation's articles of incorporation with the Nevada Secretary of State.

The complete text of the approved amendment to the Corporation's articles of incorporation is attached as Exhibit A hereto.

VOTE REQUIRED

The affirmative vote of the holders of a majority of the outstanding shares of common stock is required for approval of this amendment to the articles of incorporation. The Corporation has obtained this approval through the written consent of stockholders holding a majority of the outstanding voting shares of its common stock. Therefore, an extraordinary meeting of the stockholders to approve the name change and the amendment to the articles of incorporation is unnecessary and will not take place for this purpose.

ABSENCE OF DISSENTERS' RIGHTS

No dissenters' or appraisal rights are available to the Corporation's stockholders under the Nevada Revised Statutes, the Corporation's articles of incorporation or its bylaws in connection with this amendment.

AMENDMENT TO THE ARTICLES OF INCORPORATION TO DECREASE THE NUMBER OF AUTHORIZED COMMON SHARES TO 350,000,000

The Corporation's board of directors and the stockholders holding a majority of the voting power of its common stock have approved an amendment to the Corporation's articles of incorporation to permit a decrease in the number of our authorized common shares from 1,500,000,000 to 350,000,000 without any change in the par value of $0.001.

The action to decrease the Corporation's share capital to 350,000,000 authorized common shares will become effective upon the filing of an amendment to the Corporation's articles of incorporation with the Nevada Secretary of State, which is expected to occur as soon as is reasonably practicable on or after the twentieth (20th) day following the mailing of this Information Statement to our stockholders. The decrease in the number of authorized common shares will have no affect upon the holders of common stock.

REASONS FOR THE DECREASE IN AUTHORIZED COMMON STOCK

On November 30, 2004 the Corporation authorized a fifteen (15) to one (1) forward split of all outstanding common shares and a corresponding forward increase in the Company's authorized common stock pursuant to Section 78.209 of the Nevada Revised Statutes. The forward split and increase in authorized common stock was made effective as of December 15, 2004 on the filing of a Certificate of Change with the Secretary of State of the State of Nevada.

Section 78.209 provides that the board of directors of a Nevada corporation can authorize a forward or reverse split of capital stock without the consent of stockholders if such action is taken in conjunction with a corresponding increase or decrease in authorized capital stock. The Corporation's board of directors wishing to effect a forward split of issued and outstanding shares in an expeditious manner chose to act without the consent of the Corporation's shareholders in accordance with Section 78.209. The effect of such action was to increase both the number of outstanding shares and the number of authorized shares. The forward split increased the number of the Corporation's authorized common shares from 100,000,000 shares par value $0.001 to 1,500,000,000 shares par value $0.001.

The board of directors and the stockholders holding a majority of the voting power of the Corporation's common stock believe that this number of authorized common shares is in excess of any anticipated corporate need to issue additional common shares. As of the record date there were 33,934,400 shares of common stock issued and outstanding, leaving a balance of 316,066,000 shares of common stock authorized and available for issuance.

Due to the excessive number of shares of common stock available to be issued, the holders of a majority of the Corporation's common stock have approved an amendment to the Corporation's articles of incorporation pursuant to which the number of shares of common stock which the Corporation will be authorized to issue will be decreased from 1,500,000,000 to 350,000,000.

Any additional shares of common stock, when issued, would have the same rights and privileges as the shares of common stock now issued. There are no pre-emptive rights relating to the common stock. Any issuance of additional shares of common stock would increase the number of outstanding shares of common stock and (unless such issuance was pro-rata among existing stockholders) the percentage ownership of existing common stockholders would be diluted accordingly.

Although the Corporation does not presently have any plans, intentions, agreements, understandings or arrangements regarding the issuance of additional shares of common stock, the board of directors believes that it may need to do so in the future. The board of directors believes that the decrease in the authorized common stock will leave the Corporation with sufficient flexibility in the future to issue capital stock in connection with public or private offerings, stock dividends, financing transactions, employee benefit plans and other proper corporate purposes.

Except as otherwise required by applicable law and regulations, authorized but un-issued shares of common stock may be issued at such time, for such purpose and for such consideration as the board of directors may determine to be appropriate, without further authorization by stockholders.

IMPLEMENTATION OF THE DECREASE IN AUTHORIZED COMMON STOCK

The decrease in the authorized common stock will be implemented by effecting an amendment to the Corporation's articles of incorporation, dated April 27, 1998 replacing the current Fourth Article with a new Fourth Article as follows:

"FOURTH.   That the total number of common stock authorized that may be issued by the Corporation is THREE HUNDRED AND FIFTY MILLION (350,000,000) shares of stock with a ONE TENTH OF ONE CENT ($.001) par value and no other class of stock shall be authorized. Said shares may be issued by the Corporation from time to time for such considerations as may be fixed by the Board of Directors."

The decrease in authorized common will become effective on or after March 28, 2005 subsequent to the filing of an amendment to the Corporation's articles of incorporation with the Nevada Secretary of State.

The complete text of the approved amendment to the Corporation's articles of incorporation is attached as Exhibit A hereto.

VOTE REQUIRED

The affirmative vote of the holders of a majority of the outstanding shares of common stock is required for approval of the amendment to the articles of incorporation under the Nevada Revised Statutes. The Corporation has obtained this approval through the written consent of stockholders owning a majority of the outstanding voting shares of its common stock. Therefore, an extraordinary meeting of the stockholders to approve the decrease in authorized common and the amendment to the articles of incorporation is unnecessary and will not take place for this purpose.

ABSENCE OF DISSENTERS' RIGHTS

No dissenters' or appraisal rights are available to the Corporation's stockholders under the Nevada Revised Statutes, the Corporation's articles of incorporation or its bylaws in connection with this amendment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Corporation's common stock as of February 18, 2005 with respect to: (i) each person known to the Corporation to be the beneficial owner of more than five percent of the Corporation's common stock; (ii) all directors; and (iii) directors and executive officers of the Corporation as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of February 18, 2005, there were 33,934,400 shares of common stock issued and outstanding.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Common Stock ($0.001 par value)	Hendrik Tjandra, Chairman of the Board of Directors Room 1411-23 She On Centre 6-8 Harbour Road Wanchai, Hong Kong 12304 China	12,720,000	37.5%
Common Stock ($0.001 par value)	Anthony Lee, President/Chief Executive Officer/Director 438 Seymour Street, Suite 1102 Vancouver, British Columbia V6B 6H4 Canada	0	0.0%
Common Stock ($0.001 par value)	Saleem Mohamed, Corporate Secretary, Director 6260 Field Place, Burnaby British Columbia V5E 3W1 Canada	0	0.0%
Common Stock ($0.001 par value)	Paul Turner, Director 3E-B1 Lonsdale Gardens 25 Tai Hang Drive Jardie's Lookout, Hong Kong K3 23401 China	0	0.0%
Common Stock ($0.001 par value)	Dr. Ian Woods, Director 4055 Indian River Road Suite 38, North Vancouver, British Columbia V7G 2R7 Canada	0	0.0%
Common Stock ($0.001 par value)	Nadir Walji, Director 2610-1066 West Hastings Street Vancouver, British Columbia V6E 3X2 Canada	0	0.0%
Common Stock ($0.001 par value)	David Tjahjadi, Director Rong Qiao Economic Development Zone, Fuquing Fujian, 12304 China	0	0.0%
Common Stock ($0.001 par value)	Pictet Funds Tower 42 Level 37 25 Old Broad Street London EC2N 1HQ United Kingdom	2,000,000	5.7%
Common Stock ($0.001) par value	Directors and Executive Officers as a Group (7)	12,720,000	37.5%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director, executive officer, associate of any director or executive officer or any other person has any substantial interest, direct or indirect, by security holdings or otherwise, in the amendments to be made to the Corporation's articles of incorporation or in any action covered by the related resolution adopted by the board of directors, which is not shared by all other stockholders.

ADDITIONAL INFORMATION

Additional information concerning the Corporation, including its annual and quarterly reports on Forms 10-KSB and 10- QSB, which have been filed with the Securities and Exchange Commission, may be accessed through the EDGAR archives, at www.sec.gov .

SIGNATURE

Pursuant to the requirements of the Exchange Act of 1934, as amended, the Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto authorized.

Starsoft, Inc.

By Order of the Board of Directors

By: /s/ Anthony Lee
Anthony Lee, Chief Executive Officer

San Diego, California
March 7, 2005

EXHIBIT A

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION OF
STARSOFT, INC.

Pursuant to Section 78.320 of the Nevada Revised Statutes, the undersigned person, desiring to amend the Articles of Incorporation of Starsoft, Inc., under the laws of the State of Nevada, does hereby sign, verify, and deliver to the Office of the Secretary of State of the State of Nevada these Articles of Amendment to the Articles of Incorporation for the above-named company (hereinafter referred to as the "Corporation"):

Pursuant to the provisions of Section 78.320, the amendments contained herein were duly approved and adopted by a majority of stockholders and by the board of directors of the Corporation.

The Articles of Incorporation of the Corporation were first filed with the Office of the Secretary of State of the State of Nevada on April 27, 1998; and

A Certificate of Change was filed with the Secretary of State of the State of Nevada on December 15, 2004.

Pursuant to a unanimous written consent resolution of the board of directors dated January 14, 2005 and action taken by a majority of the stockholders in lieu of a meeting on February 18, 2005, the directors and stockholders of the Corporation approved the filing of these Articles of Amendment to change the name of the Corporation and to decrease the number of authorized common shares.

THEREFORE, the First Article of the Articles of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

"FIRST. The name of the corporation is:

                Hendrx Corp."

THEREFORE, the Fourth Article of the Articles of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

"FOURTH.   That the total number of common stock authorized that may be issued by the Corporation is THREE HUNDRED AND FIFTY MILLION (350,000,000) shares of stock with a ONE TENTH OF ONE CENT ($.001) par value and no other class of stock shall be authorized. Said shares may be issued by the Corporation from time to time for such considerations as may be fixed by the Board of Directors."

The amendments to change the name of the Corporation and to decrease the number of authorized common shares were adopted by 17,850,000 shares, or 52.6%, of the 33,934,400 issued and outstanding shares of common stock entitled to approve such amendments.

The change in the Corporation's name and the decrease in the number of authorized common shares on will be effective on March 28, 2005 upon the filing of these amendments to the Articles of Incorporation of Starsoft, Inc. with the Office of the Secretary of State of the State of Nevada.

DATED this 18th day of February, 2005.

/s/ Anthony Lee
Anthony Lee, Chief Executive Officer and Director